Exhibit 5

June 9, 2009

CNB Financial Corporation

1 South Second Street

Clearfield, Pennsylvania 16830

Re:	2009 Stock Incentive Plan (the “Plan”)
500,000 Shares of Common Stock, No Par Value

Ladies and Gentlemen:

We have acted as your counsel in connection with the registration with the Securities and Exchange Commission (the “Commission”) of 500,000 shares of your Common Stock, no par value (the “Shares”), that may be acquired under the Plan by participants in the Plan.

In that connection, we have examined originals or copies certified or otherwise identified to our satisfaction of such documents, corporate records and other instruments as we have deemed necessary or appropriate for the purposes of this opinion. In the examination of such documents, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity to those original documents of all documents submitted to us as certified or photostatic copies. Based on the foregoing, we are of the opinion that the Shares, when issued and delivered, and paid for as may be required, in accordance with the provisions of the Plan, will have been validly issued and will be fully paid and nonassessable. In rendering this opinion we have of course assumed that the certificates evidencing the Shares will be properly executed and authenticated.

We consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement on Form S-8 for registration of the Shares under the Securities Act of 1933, as amended (the “Act”), and to the reference to us under “LEGAL OPINION” in the Prospectus included therein. The filing of this consent shall not be deemed an admission that we are an expert within the meaning of Section 7 of the Act.

Very truly yours,

/s/ BUCHANAN INGERSOLL & ROONEY PC